UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Environmental Service Professionals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

294077 10 2
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 294077 10 2

1	NAMES OF REPORTING PERSONS:

Boca Funding, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER: 0

NUMBER OF
SHARES	6	SHARED VOTING POWER: 0
BENEFICIALLY
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON
WITH:	8	SHARED DISPOSITIVE POWER: 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

Item 1.

(a) Name of Issuer.

Environmental Service Professionals, Inc.

(b) Address of Issuer's Principal Executive Offices.

810 N. Farrell Drive
Palm Springs, California 92262

Item 2.

(a) Name of Persons Filing.

Boca Funding, LLC

(b) Address or Principal Business Office or, if none, Residence of each of the Reporting Persons.

152 West 57th Street, 54th Floor
New York, NY 10019

(c) Citizenship or Place of Organization.

Delaware

(d) Title of Class of Securities.

Common Stock, par value $0.001 per share

(e) CUSIP No.

294077 10 2

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: N/A

(a)	☐	Broker or dealer registered under section 15 of the Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a) Amount beneficially owned

0 shares of Common Stock.

(b) Percent of class

0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 29, 2012

BOCA FUNDING, LLC

By:	/s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer